BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

October 19, 2012

Via Facsimile and E-Mail

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Peggy Kim, Special Counsel

Re:	Complete Genomics, Inc.
Schedule TO filed on September 25, 2012
Filed by Beta Acquisition Corporation and BGI-Shenzhen
File No. 5-85871

Dear Ms. Kim:

We are counsel to Beta Acquisition Corporation (“Purchaser”) and BGI-Shenzhen (“Parent”) and on behalf of Parent and Purchaser, we submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 11, 2012, with respect to the Tender Offer Statement on Schedule TO that was filed by Parent and Purchaser with the Commission on September 25, 2012 (as amended, the “Schedule TO”) in connection with the cash tender offer (the “Offer”) that has been made for all of the outstanding shares of common stock of Complete Genomics, Inc. (the “Company”). Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Offer to Purchase dated September 25, 2012, attached as Exhibit (a)(1)(A) to the Schedule TO.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Schedule TO

Source and Amount of Funds, page 13

Peggy Kim

Securities and Exchange Commission

October 19, 2012

1.	We note your response to comment one in our letter dated October 2, 2012. Please revise to clarify that the terms of the three commitment letters are based on an oral understanding with the banks and are subject to amendment. Disclose when the terms of the loans will be finalized and what disclosure will be provided if the final terms differ from the terms based on the oral understanding with the banks.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure under Section 9 of the Offer to Purchase to add the following sentence at the end thereof:

“The terms of the loan agreements described in the bullet points above are based on an oral understanding between Parent and the Banks, and these terms are subject to amendment. Parent is working with the Banks to finalize the terms of the loan agreements, and Parent is endeavoring to finalize the loan documents as promptly as practicable, and prior to or immediately after all regulatory approvals are obtained from the PRC governmental authorities described in Section 16—“Certain Legal Matters; Regulatory Approvals—People’s Republic of China Regulatory Compliance”. To the extent that the final terms of the loan agreements materially change from the terms described in the bullet points above in a manner that is adverse to tendering stockholders, Parent and Purchaser will file an amendment to the Schedule TO and will supplement this Offer to Purchase (and the related Schedule TO) to disclose those changed terms, and Parent and Purchaser will, if required and to the extent required by the rules and regulations of the SEC or the staff of the SEC, extend the expiration date of the Offer.”

2.	We note your response to comment four in our letter dated October 2, 2012. Given that CCB has provided only a tentative commitment letter, please advise us as to why the bidder believes that the offer is fully financed. Refer to Instruction 2(b) of Item 10 of Schedule TO. It appears that there is some uncertainty as to the financial commitment beyond standard market-out provisions and customary conditions.

Response: We respectfully acknowledge the Staff’s comment. As previously disclosed, the CCB commitment letter is titled as a “tentative commitment letter” to reflect the fact that CCB’s commitment is tentative pending the satisfaction of the conditions set out in Section 9 of the Offer to Purchase under the caption “China Construction Bank”. While titled as a “tentative commitment letter”, the CCB Commitment Letter is not a highly confident letter. The CCB Commitment letter clearly indicates that CCB is prepared to fund a fixed asset loan in the amount of RMB 200 million for purposes of funding Parent’s acquisition of the Company, subject to the conditions in the CCB Commitment Letter. In addition, CCB is part of the bank syndicate that is funding the purchase price for Parent’s acquisition of the Company. Such terms and actions are consistent with a commitment letter, and significantly in excess of the obligations under a highly confident letter.

It is the view of Parent and Purchaser that the terms of the Commitment Letters are not materially more uncertain than the terms of U.S. style bank commitment letters for merger and acquisition transactions. PRC style bank commitment letters are not written in the same style as U.S. style bank commitment letters. The U.S. market for acquisition finance is more developed than the PRC market for acquisition finance, which accounts for some of the differences between U.S. and PRC bank commitment letters for acquisitions. Further, it is quite common in U.S. style bank commitment letters for the loan to be subject to negotiation and execution of loan agreements in a form acceptable to the bank that extended the commitment letter. While U.S. style bank commitment letters sometimes contain more detail on the post-closing terms of the loan, that additional detail does not, as a practical matter, mean that the U.S. bank is foreclosed from changing those terms prior to closing and funding. In fact, it is not uncommon for a U.S. bank, in seeking to deviate from the terms of a

Peggy Kim

Securities and Exchange Commission

October 19, 2012

commitment letter, to refuse to enter into the loan agreements until the borrower accedes to the U.S. bank’s request on a change of terms. Moreover, there have been numerous instances over the past 10 years of U.S. banks insisting on additional or different terms in the loan agreements, as compared to the terms described in commitment letters.

With reference to Instruction 2(b) of Item 10 to Schedule TO, we respectively note to the Staff that the transaction falls within the safe harbor of such Instruction 2(b) because (a) the consideration offered in the Offer consists solely of cash, (b) the Offer is not subject to any financing condition and (c) the offer is for all of the outstanding Shares of the Company.

Parent and Purchaser also respectfully note that the Offer is fully financed because the three Commitment Letters provide for a cumulative amount of bank financing that is greater than the aggregate purchase price to be paid in the Offer and the Merger. In addition, the Merger Agreement does not contain, and the Offer is not subject to, a financing condition, a funding condition or any other condition that would cause either the Offer or the Merger to be contingent upon the receipt of financing. Further, the Merger Agreement contains a covenant obligating Parent and Purchaser to arrange for replacement financing should there be a funding issue under any of the Commitment Letters.

Further, none of the Commitment Letters contains any condition that could be viewed as a financing condition in favor of Parent or Purchaser. If any of the Banks were to refuse to fund under their respective Commitment Letters, Parent or Purchaser would not have a basis on which to refuse to close on the Offer or the Merger.

For the foregoing reasons, Parent and Purchaser respectfully submit that the Offer is fully financed.

3.	We note that the CCB tentative commitment letter is subject to “the Merger passing CCB’s loan approval procedures” and “Parent fulfilling all the conditions set out in CCB’s loan approval requirements.” Please revise to further describe CCB’s loan approval procedures and loan approval requirements.

Response: Parent and the Purchaser have advised us that, according to CCB, CCB’s loan approval procedures involve: (i) the preparation of a loan approval package by CCB; and (ii) negotiation of terms and conditions of the loan between Purchaser and CCB.

Parent and the Purchaser have advised us that: (i) Parent has provided most of the items requested by CCB for CCB’s preparation of the loan approval package, including (A) Parent’s financial information, borrowing and financing status; (B) financial, legal and business due diligence reports on the Company, (C) information related to the Company, such as an overview of the Company, the reasons for acquiring the Company, acquisition feasibility study report, post-closing integration plan, (D) the Merger Agreement, and (E) the application filed by Parent with the National Development and Reform Commission of the PRC. Parent and the Purchaser have further advised us that the loan approval package is expected to be completed prior to the estimated time for obtaining the last regulatory approval described in Section 16—“Certain Legal Matters; Regulatory Approvals” under the sub-headings “United States Antitrust Compliance”, “United States Foreign Investment Compliance” and “People’s Republic of China Regulatory Compliance” have been obtained; and (ii) Parent and CCB have orally reached an agreement on the material terms and conditions of the loan, as disclosed in the last paragraph of Section 9 of the Offer to Purchase.

Once the loan approval package is completed and the regulatory approvals listed in Section 16—“Certain Legal Matters; Regulatory Approvals” under the sub-headings “United States Antitrust Compliance”, “United States Foreign Investment Compliance” and “People’s Republic of China Regulatory Compliance” have been obtained, the loan approval package and the terms and conditions of the loan will be submitted to CCB’s loan approval committee for approval.

Parent and Purchaser have also advised us that CCB has stated that “Parent fulfilling all the conditions set out in CCB’s loan approval requirements” means that all of the terms set out in the bullet points in the last paragraph of Section 9 of the Offer to Purchase have been satisfied.

None of the provisions of the CCB Commitment Letter is the equivalent of a financing condition in favor of Parent or Purchaser. As noted above in response to Staff Comment No. 2, if CCB were to refuse to fund under the CCB Commitment Letter, Parent and Purchaser would not have a basis to refuse to close on the Offer or the Merger.

Peggy Kim

Securities and Exchange Commission

October 19, 2012

As a result, we have restated in its entirety the second paragraph under the heading “China Construction Bank” in Section 9 of the Offer to Purchase so as to read as follows:

“The obligation of CCB to provide the CCB Financing is subject to the following conditions:

•	(i) the preparation of a loan approval package by CCB and (ii) negotiation of terms and conditions of the loan between Purchaser and CCB;

•

the loan approval package requires several items, most of which have already been provided by Parent to CCB, including (A) Parent’s financial information, borrowing and financing status; (B) financial, legal and business due diligence reports on the Company, (C) information related to the Company, such as an overview of the Company, the reasons for acquiring the Company, acquisition feasibility study report, post-closing integration plan, (D) the Merger Agreement, and (E) the application filed by Parent with the National Development and Reform Commission of the PRC;

•	the material terms and conditions of the loan are as set out in the bullet points in the last paragraph of Section 9—“Source and Amount of Funds”;

•	Parent entering into a definitive borrowing contract with CCB;

•	Parent has satisfied all of the terms set out in the bullet points in the last paragraph of Section 9—“Source and Amount of Funds”; and

•	as part of the prior bullet point, including but not limited to Parent providing a guarantee that meets CCB’s requirements.”

If you have any questions, you can reach Paul Scrivano at (415) 984-8734 or pscrivano@omm.com, or Wendy Pan at
+86-21-23077031 or wpan@omm.com.

Sincerely,

Paul Scrivano
Wendy Pan
O’Melveny & Myers LLP

cc: Xu Xun and Eric Chu, BGI-Shenzhen